AV Communications Inc.

Financial Statements

As of December 31, 2025 and June 30, 2025 and for the six-month periods ended December 31, 2025 and 2024

(Unaudited)

AV Communications Inc.
Index to Financial Statements

INDEX TO FINANCIAL STATEMENTS

AV Communications Inc.
Balance Sheets
All amounts in Canadian dollars

	December 31, 2025		June 30, 2025	
ASSETS	(Unaudited)			
Current assets:				
Cash	$	520,957	$	40,891
Accounts receivable		622,986		1,285,598
Prepaid expenses		14,467		14,466
Total current assets		1,158,410		1,340,955
Property and equipment, net		3,333		6,789
Total assets	$	1,161,743	$	1,347,744
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)				
Current liabilities:				
Accounts payable and accrued expenses	$	1,390,867	$	1,442,345
Deferred revenue		930,746		764,344
Loans payable, current portion		1,059,458		1,495,072
Income tax payable		63,438		226,698
Total liabilities		3,444,509		3,928,459
Commitments and contingencies				
Stockholders' equity/(deficit):				
Common stock, class B, $0.10 par value 0 shares issued and outstanding as of December 31, 2025 and June 30, 2025		-		-
Common stock, class A $0.10 par value 1,000 shares issued and outstanding as of December 31, 2025 and June 30, 2025		100		100
Due from related party		(1,876,576)		(2,056,576)
Accumulated deficit		(406,290)		(524,239)
Total stockholders' equity/(deficit)		(2,282,766)		(2,580,715)
Total liabilities and stockholders' equity/(deficit)	$	1,161,743	$	1,347,744

See accompanying notes, which are an integral part of these financial statements.

AV Communications Inc.
Statements of Operations
All amounts in Canadian dollars

	Six Months Ended December 31,	
	2025	**2024**
	(Unaudited)	
Revenue	$ 3,559,967	$ 3,541,994
Cost of revenue	1,637,067	1,737,153
Gross profit	1,922,900	1,804,841
Operating expenses:		
General and administrative	1,590,424	1,320,817
Sales and marketing	81,085	217,528
Total operating expenses	1,671,509	1,538,345
Income from operations	251,391	266,496
Other income (expense)		
Interest expense	(11,369)	(5,325)
Other expense	(635)	(10,782)
Total other expense	(12,004)	(16,107)
Provision for income taxes	(63,438)	(66,353)
Net income	$ 175,949	$ 184,036
Weighted average common shares outstanding - basic and diluted	1,000	1,000
Net income per common share - basic and diluted	$ 175.95	$ 184.04

See accompanying notes, which are an integral part of these financial statements.

AV Communications Inc.
Statements of Changes in Stockholders' Equity/(Deficit)
All amounts in Canadian dollars

| | Common Stock | | | | Due from Related Party | Accumulated Deficit | Total Stockholders' Equity/(Deficit) |
| | Class B | | Class A | | | | |
	Shares	Amount	Shares	Amount			
Balances at June 30, 2024	-	$ -	1,000	$ 100	$ (2,056,576)	$ (283,740)	$ (2,340,216)
Payment to related party	-	-	-	-	(281,872)	-	(281,872)
Net income	-	-	-	-	-	184,036	184,036
Balances at December 31, 2024	-	$ -	1,000	$ 100	$ (2,338,448)	$ (99,704)	$ (2,438,052)
Balances at June 30, 2025	-	$ -	1,000	$ 100	(2,056,576)	$ (524,239)	$ (2,580,715)
Dividends	-	-	-	-	-	(58,000)	(58,000)
Receipt from related party	-	-	-	-	180,000	-	180,000
Net income	-	-	-	-	-	175,949	175,949
Balances at December 31, 2025	-	$ -	1,000	$ 100	$ (1,876,576)	$ (406,290)	$ (2,282,766)

See accompanying notes, which are an integral part of these financial statements.

AV Communications Inc.
Statements of Cash Flows
All amounts in Canadian dollars

	Six Months Ended December 31,			
	2025		**2024**	
	(Unaudited)			
Cash flows from operating activities:				
Net income	$	175,949	$	184,036
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		3,456		3,456
Changes in operating assets and liabilities:				
Accounts receivable		662,611		(126,744)
Accounts payable and accrued expenses		(51,477)		166,996
Deferred revenue		166,402		-
Due to related party		-		23,862
Income tax payable		(163,260)		(262,498)
Net cash provided by (used in) operating activities		793,680		(10,892)
Cash flows from investing activities:				
Receipt from related party		180,000		-
Payment to related party		-		(281,872)
Property and equipment, net		-		(1,150)
Net cash provided by (used in) investing activities		180,000		(283,022)
Cash flows from financing activities:				
Proceeds from loan payable		-		120,831
Repayment of loan payable		(435,614)		-
Dividends paid		(58,000)		-
Net cash (used in) provided by financing activities		(493,614)		120,831
Net change in cash		480,066		(173,083)
Cash at beginning of period		40,891		185,954
Cash at end of period	$	520,957	$	12,871
Supplemental disclosure of cash flow information:				
Cash paid for interest	$	11,369	$	5,325

See accompanying notes, which are an integral part of these financial statements.

AV Communications Inc.
Notes to the Financial Statements

1.   NATURE OF OPERATIONS

AV Communications Inc. (the "Company") is incorporated under the Business Corporations Act of Ontario on May 3, 2005. The Company is a multicultural marketing and advertising services company, with operations principally in Canada and the United States. Services include strategic planning, creative development, media buying, digital marketing, and event management.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differs in certain respects from Canadian Accounting Standards for Private Enterprises ("ASPE") used in the previously issued financial statements.

All amounts are presented in Canadian dollars (CAD), which is the Company's functional currency, unless otherwise noted.

2.   GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that these financial statements are issued, in accordance with ASC 205-40, Presentation of Financial Statements — Going Concern.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2025 the Company had an accumulated deficit of $406,290 and had limited liquid assets to satisfy its obligations as they come due with $1,158,410 of current assets against current liabilities of $3,444,509, including collateralized debt that the Company is in covenant violation of allowing the lender to call the debt immediately. Net cash provided by operating activities was $793,680 for the six months ended December 31, 2025 compared to net cash used in operating activities of $10,892 for the six months ended December 31, 2024. Additionally, the Company's revenues have significant concentrations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date these financial statements are available to be issued is dependent upon its ability to generate sufficient revenues, reduce operating costs, and/or obtain additional financing sufficient to meet current and future obligations. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Specifically, management has: (i) obtained a formal waiver from TD Bank, dated March 3, 2026, of the covenant breach for the period ending June 30, 2025 (see Note 10); (ii) continue to maintain strong relationships with its primary customer, which accounts for approximately 66% of revenue; and (iii) obtain the ongoing financial support of its ultimate shareholder, who has personally guaranteed the outstanding debt obligations. During the next twelve months, the Company intends to fund its operations through continued operating revenues and, if necessary, debt and/or equity financing.

There are no assurances that the Company will be able to maintain compliance with the financial covenants in future periods, maintain its primary customer relationship, or raise additional capital on terms acceptable to the Company. If the Company is unable to generate sufficient revenues or obtain sufficient financing, it may be required to reduce the scope of its operations, which could harm its business, financial condition, results of operations, and ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying financial statements include deferred income tax assets, lease valuation inputs, useful lives of property and equipment, and reserves for commitments and contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed insured limits. As of December 31, 2025 and June 30, 2025, the Company's cash did not exceed insured limits.

Accounts Receivable

Accounts receivable are recorded at net realizable value, representing the amount the Company expects to collect on gross customer trade receivables. The Company estimates losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement.

As of December 31, 2025 and June 30, 2025, the Company determined that no reserve allocation was necessary and that there is no significant risk that material uncollectible accounts existed. The Company wrote off $0 of accounts receivable for the six months ended December 31, 2025 and 2024, respectively. The outstanding accounts receivable balance as of December 31, 2025 and June 30, 2025 was $622,986 and $1,285,598, respectively.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and impairments. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type using the straight-line method for financial statement purposes. The estimated useful lives for property and equipment consist of furniture and computers and straight-line depreciation is based on a useful life of 3-5 years.

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company looks for indicators of a trigger event for asset impairment and pays special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are reviewed using factors including, but not limited to, future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

As of December 31, 2025 and June 30, 2025, there was no impairment for long-lived assets.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued expenses and loan payable for which current carrying amounts approximate fair market value as of December 31, 2025 and June 30, 2025.

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.

- Level 2 - Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3 - Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Related Party Transactions

The Company identifies related parties as entities or individuals that have the ability to control or exercise significant influence over the Company, or over which the Company has the ability to control or exercise significant influence. This includes the Company's parent, entities under common control, and key management personnel. Related party transactions are conducted in the normal course of business and are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

Income Taxes

U.S. GAAP (ASC 740) requires a comprehensive approach recognizing current and deferred tax assets and liabilities based on temporary differences. Given that the Company operates as a private enterprise with no material temporary differences (other than those arising from the ASPE-to-U.S. GAAP adjustments), no deferred tax amounts have been recognized in these financial statements. The provision for income taxes reflects current income taxes payable. A provision for income taxes of $63,438 and $66,353 was made during the six months ended December 31, 2025 and 2024, respectively. The Company files income tax returns in Canada.

Revenue Recognition

Under U.S. GAAP, the Company applies ASC 606, Revenue from Contracts with Customers, recognizing revenue when (or as) performance obligations are satisfied. Revenue is measured at the transaction price allocated to each performance obligation.

Under ASC 606, the Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfils its obligations under each of its agreements:

1) Identify the contracts with the customers

2) Identify the performance obligations

3) Determine the transaction price

4) Allocate the transaction price to the performance obligations

5) Recognize revenue when (or as) the performance obligations are satisfied

The Company's customer contracts for marketing and advertising services generally contain a single performance obligation representing an integrated bundle of services (which may include strategic planning, creative development, media buying, digital marketing, and event management) delivered over the contract term. Because the customer simultaneously receives and consumes the benefits of the Company's performance as services are rendered, these performance obligations are satisfied over time and revenue is recognized using the percentage-of-completion method.

Progress toward complete satisfaction of each performance obligation is measured using an input method based on costs incurred to date (including direct media buys, third-party production costs, and direct labor) as a percentage of total estimated costs to complete the contract. Management believes this input method faithfully depicts the transfer of services to the customer, as the Company's costs incurred are reasonably correlated with the value transferred. Estimates of total contract costs are reviewed at each reporting date and adjusted prospectively; the cumulative effect of any change in estimate is recognized in the period in which the change is identified. Provisions for anticipated losses on contracts are recognized in full in the period in which they become known.

Concentrations

The Company had significant concentrations in its revenue with individual customers representing 30%, 23% and 12% of total revenues for the six months ended December 31, 2025, and with individual customers representing 32%, 25%, 15% of total revenues for the six months ended December 31, 2024. Should any of these customers reduce use or cease using the Company, the Company's revenues would significantly decline and management is of the opinion that continued viable operations would be doubtful.

Amounts billed in advance of services being performed are recorded as deferred revenue (contract liabilities); amounts earned in excess of billings are recorded as contract assets.

The following table presents the changes in the contract liability balance for the six months ended December 31, 2025 and the year ended June 30, 2025:

	Six Months Ended December 31, 2025		Years Ended June 30, 2025	
Beginning balance	$	764,344	$	355,438
Revenue recognized from beginning balance		(764,344)		(355,438)
Additions: billings/cash received in advance of revenue recognition		930,746		764,344
Ending balance	$	930,746	$	764,344

Segment Reporting

The Company operates as a single reportable operating segment in accordance with ASC 280, Segment Reporting. The Company's chief operating decision maker ("CODM"), who is the Chief Executive Officer, reviews financial information for purposes of making operating decisions, allocating resources, and evaluating financial performance.

The Company conducts operations in Canada and the United States. The following table presents revenues from external customers disaggregated by geographic location:

	Six Months Ended December 31,			
	2025		2024	
Revenue:				
Canada	$	2,106,014	$	2,095,382
United States		1,453,953		1,446,612
Total revenue	$	3,559,967	$	3,541,994

Revenues are attributed to geographic regions based on the location of the customer.

Cost of Revenues

Cost of revenue consists primarily of costs directly attributable to the delivery of the Company's marketing and advertising services, including media buying costs, personnel costs, and other direct service delivery expenses. For the six months ended December 31, 2025 and 2024, cost of revenue was $1,637,067 and $1,737,153, respectively.

Sales and Marketing Expenses

Sales and marketing expenses consist of costs directly related to the promotion of the Company's services and business development activities. For the six months ended December 31, 2025 and 2024, sales and marketing expenses were $81,085 and $217,528, respectively.

AV Communications Inc.
Notes to the Financial Statements

Net Income per Share

Basic and diluted net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. The Company has no dilutive securities outstanding; therefore, basic and diluted net income per share are the same. For the six months ended December 31, 2025 and 2024, the weighted average shares outstanding were 1,000 and net income per share was $175.95 and $184.04, respectively.

Presentation of Stockholders' Equity/(Deficit)

Under U.S. GAAP, the equity section presents common stock by class, additional paid-in capital, and accumulated deficit. The Company has 1,000 Class A common shares ($0.10 par value) issued and outstanding as at December 31, 2025 and June 30, 2025, held by 2682534 Ontario Corporation. No Class B shares are issued or outstanding.

Foreign Currency

The Company's functional and reporting currency is the Canadian dollar. Foreign-currency transactions are remeasured at the rates in effect on the transaction dates; monetary assets and liabilities are remeasured at the balance sheet date rate; and non-monetary items are carried at historical rates. Transaction gains and losses are recorded in other expense.

Recently Issued and Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* including subsequently issued ASUs, to clarify the implementation guidance in ASU 2016-13. The standard's main goal is to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope. ASU 2016-13 will be effective for private companies' fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company adopted this standard effective July 1, 2023 and the adoption of such did not have a material impact on the Company's financial statements.

In December 2023, the FASB issued ASU No. 2023-09, *Improvements to Income Tax Disclosures (Topic 740)*. The ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. For non-public business entity, the ASU is effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the provision of this ASU and do not expect to have a material impact on the financial statements, only additional disclosures are expected.

The Financial Accounting Standards Board ("FASB") periodically issues new accounting standards. Management has reviewed recently issued pronouncements and does not believe any standards not yet effective will have a material impact on the Company's financial statements.

4.   DUE FROM RELATED PARTIES

The Company has advanced funds to its parent company, 2682534 Ontario Corporation. These amounts are non-interest bearing, callable on demand, with no fixed repayment terms. The outstanding balance is $1,876,576 as at December 31, 2025 (June 30, 2025: $2,056,576). These amounts are presented as a contra to stockholders' equity/(deficit) in these financial statements.

5.   PROPERTY AND EQUIPMENT

As of December 31, 2025 and June 30, 2025, property and equipment consist of:

AV Communications Inc.
Notes to the Financial Statements

	December 31, 2025		June 30, 2025	
Furniture and equipment	$	44,698	$	44,698
Computer equipment		115,524		115,524
		160,222		160,222
Less: Accumulated depreciation		(156,889)		(153,433)
Property and equipment, net	$	3,333	$	6,789

Depreciation expense for the six months ended December 31, 2025 and 2024 was $3,456 and $3,456, respectively.

6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses totalling $1,390,867 as of December 31, 2025 (June 30, 2025: $1,442,345) include trade payables, accrued wages and deductions payable, and sales taxes payable. Under U.S. GAAP, these items are combined in a single caption. Of the total, $23,483 and $188,693 as of December 31, 2025 and June 30, 2025, respectively, relates to Tulong Technologies Inc., a related party wholly owned by the ultimate shareholder. Related party payables are unsecured, non-interest bearing, and on standard market terms.

Accounts payable and accrued expenses include $29,046 and $41,078 as of December 31, 2025 and June 30, 2025, respectively, for a corporate credit card held in the name of the Company's Chief Executive Officer, Joycelyn David and used for Company expenses.

7. LOAN PAYABLE

The Company has term loans with TD Bank and BDC. As of December 31, 2025 and June 30, 2025, loans payable consists of:

TD Bank has two facilities, originally $2,050,000 and $360,000 at Prime + 1.70% and 1.95% (9.2% and 9.45% at December 31, 2025), maturing September 5, 2028 and November 16, 2027, all respectively. Outstanding balance was $958,514 (June 30, 2025: $1,210,223). Interest expense on the TD Bank term loans was $9,298 and $2,219 for the six months ended December 31, 2025 and 2024, respectively. The loans are collateralized by substantially all assets of the Company and are guaranteed by a related party to the Company.

BDC has an original principal of $200,000, two components carrying 9.05% and 0% interest, maturing October 15, 2026 and February 17, 2029, respectively: Outstanding balance was $51,300 (June 30, 2025: $68,760). Interest expense on the BDC term loan was $1,556 and $3,106 for the six months ended December 31, 2025 and 2024, respectively. The loans are collateralized by substantially all assets of the Company and are guaranteed by a related party to the Company.

As of December 31, 2025, the Company was not in compliance with the Minimum Debt Service Coverage Ratio covenant of 1.20x required under its TD Bank term loans. On March 3, 2026, the Company received a formal written waiver from TD Bank waiving compliance with this covenant as of June 30, 2025 (see Note 11); the waiver did not cover the period ended December 31, 2025. Because the lender retains the right to call the debt, the portion of TD Bank debt subject to the covenant breach has been classified as a current liability as of December 31, 2025 in accordance with ASC 470-10-45.

Line of Credit

The Company has a line of credit facility with TD Bank. As at December 31, 2025, the outstanding balance on the line of credit was $49,644 (June 30, 2025: $216,089). Interest is charged at the applicable overdraft rate and is expensed as incurred. Interest expense on the line of credit was $515 for the six months ended December 31, 2025. The facility has an authorized credit limit of CAD $400,000 and is uncommitted and payable on demand, with no fixed maturity date. Advances bear interest at the bank's prime rate plus 1.95% per annum on CAD draws and at the U.S. Base Rate plus 1.95% per annum on USD draws. Available credit was $350,356 as of December 31, 2025. The loans are collateralized by substantially all assets of the Company and are guaranteed by a related party to the Company.

Total Notes Payable

Total loans payable: $1,059,458 as of December 31, 2025 (June 30, 2025: $1,495,072). All loan balances are presented as current liabilities due to the covenant violations.

8. STOCKHOLDERS' EQUITY/(DEFICIT)

Common Stock

The Company is authorized to issue unlimited shares of Class A common stock at a par value of $0.10 and unlimited shares of Class B non-voting common stock at a par value of $0.10. The Class A and Class B common stock are identical except with respect to voting rights, to which Class B common stockholders do not have voting rights. Class B shares are entitled to dividends as fixed by the Board of Directors and, upon dissolution of the Company, to repayment of the amount paid for such shares (plus any declared and unpaid dividends) in priority to the holders of Class A shares.

As of both December 31, 2025 and June 30, 2025, there were 1,000 shares of Class A common stock issued and outstanding.

As of December 31, 2025 and June 30, 2025, there were no shares of Class B common stock issued and outstanding.

Dividends

During the six months ended December 31, 2025, the Company declared and paid cash dividends of $58,000 to the holder of its Class A common stock. No dividends were declared or paid during the six months ended December 31, 2024.

9. RELATED PARTY TRANSACTIONS

The Company enters into transactions with related parties in the normal course of business. Related party transactions are measured at the exchange amount, which is the amount agreed upon by the related parties.

Due from Related Parties

The Company advances funds from time to time to its parent company, 2682534 Ontario Corporation, as part of regular business operations. These amounts are non-interest bearing and are callable on demand with no fixed repayment terms. The outstanding balance due from related parties as of December 31, 2025 and June 30, 2025 was $1,876,576 and $2,056,576, respectively, which is presented in stockholders' equity/(deficit) in these financial statements.

Due to/(from) Chief Executive Officer

Accounts payable and accrued expenses include $29,046 and $41,078 as of December 31, 2025 and June 30, 2025, respectively, for a corporate credit card held in her name and used for Company expenses.

Accounts Payable — Related Party

Of the total accounts payable and accrued expenses balance, $23,483 and $188,693 as of December 31, 2025 and June 30, 2025, respectively, relates to Tulong Technologies Inc., a company wholly owned by the ultimate shareholder of the Company. Total transactions with Tulong Technologies Inc. during the six months ended December 31, 2025 and 2024 were $69,077 and $617,867, respectively. These amounts are unsecured, non-interest bearing, and management believes payment terms are consistent with those of non-related party transactions. Transactions are measured at market prices agreed upon by the parties, and there have been no significant changes in the nature or extent of these transactions since the prior period.

Debt Guarantee

The Company's term loans with TD Bank are personally guaranteed by the ultimate shareholder of the Company.

10. COMMITMENTS AND CONTINGENCIES

Royalty Obligation

Pursuant to the share purchase agreement dated July 1, 2019, the Company is required to pay a monthly royalty of $5,000 per vendor to each of 2307339 Ontario Inc. and 2307336 Ontario Inc. Total royalties paid during the six months ended December 31, 2025 and 2024 were $60,000 and $70,000, respectively. This obligation continues until a transfer of shares or sale of all or substantially all of the Company's assets occurs. The Company has no right to terminate this royalty obligation prior to such an event.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 12, 2026, the date the financial statements were available to be issued.

On March 3, 2026, the Company received a formal written waiver from TD Bank waiving compliance with the Minimum Debt Service Coverage Ratio covenant under its TD Bank credit facilities as of June 30, 2025. The waiver applies to the fiscal year ended June 30, 2025 only; the Company remains required to comply with the covenant and all other terms of the credit facility agreement in subsequent periods. See Notes 2 and 7.

Management has evaluated all other subsequent events and identified no further events requiring adjustment to or disclosure in the financial statements.